SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)
ReSearch Pharmaceutical Services, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
U76095105
(CUSIP Number)
Daniel M. Perlman
c/o ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, PA 19034
(215) 540-0700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2009
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	U76095105	SCHEDULE 13D	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS Daniel M. Perlman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,701,613*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,701,613*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,701,613*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Pursuant to an escrow agreement entered into on August 30, 2007, Mr. Perlman will receive approximately 97,152 shares on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The shares currently in escrow are included in the number of shares listed in this Schedule 13D because while the shares are subject to forfeiture if any claims are made against the escrow, Mr. Perlman has voting and other rights over the shares, as described in Item 6 below. 150,000 of the listed shares are issuable upon exercise of fully vested stock options. Mr. Perlman has the right to acquire beneficial ownership of the shares within 60 days of the date of filing of this Schedule 13D. An additional 300,000 shares issuable upon exercise of unvested stock options granted to Mr. Perlman are not included in the listed shares because the options cannot be exercised within 60 days of the filing date of this Schedule 13D.

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Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of ReSearch Pharmaceutical Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 520 Virginia Drive, Fort Washington, Pennsylvania 19034.
Item 2. Identity and Background
     The reporting person is Daniel M. Perlman, Chairman of the Board of Directors and Chief Executive Officer of the Issuer (the “Reporting Person”) and a citizen of the United States of America. The address of the principal place of business of the Reporting Person is 520 Virginia Drive, Fort Washington, Pennsylvania 19034.
     The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amounts of Funds or Other Consideration
     The Reporting Person purchased 1,815,271 shares of common stock of the Issuer’s predecessor corporation (“Former RPS”) using the Reporting Person’s personal funds in a management led buyout in 2001. On August 30, 2007, Former RPS merged with and into a wholly-owned subsidiary of Cross Shore Acquisition Corporation (“Cross Shore”), a blank check company incorporated as a vehicle to acquire one or more operating companies in the United States (the “Merger”). The shares of common stock of Former RPS were exchanged for the Shares at a ratio of 1.4056375 Shares for each share of common stock of Former RPS in the Merger, and Cross Shore changed its name and became the Issuer. An additional 450,000 of the Shares were paid to the Reporting Person as compensation in the form of stock options following the Merger. Of those 450,000 stock options, 150,000 are vested and exercisable within 60 days of the date of this Statement. The exchange of Former RPS common stock for the Shares in the Merger and the grant of 450,000 options to purchase the Shares was the sole source and amount of consideration used by the Reporting Person to acquire the Shares.
Item 4. Purpose of the Transaction
     The Shares owned by the Reporting Person are for investment purposes and were acquired by the Reporting Person through purchases, the Merger, or as compensation. The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and the Reporting Person’s ownership of the Issuer’s Shares serves to align the interests of the Issuer’s stockholders with the Reporting Person. The Reporting Person may, from time to time, depending upon market conditions and other investment considerations, purchase additional Shares for investment or dispose of Shares.
     As Chairman of the Board of Directors and Chief Executive Officer of the Issuer, the Reporting Person regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, Board of Directors, management, policies, governing instruments, capitalization, securities, regulatory, or reporting obligations of the Issuer. Except as noted above or in public filings by the Issuer, the Reporting Person has no plans or proposals that relate to or would result in:

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     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for the issue and subsequent exercise of stock options to employees, directors, and officers of the Issuer from time to time;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) any action similar to any of those enumerated.
Item 5. Interest in Securities of the Issuer
     (a) See rows 11 and 13 of the cover page for the Reporting Person named above. Item 2 and Item 4 are hereby incorporated by reference.
     (b) See rows 7 through 10 of the cover page for the Reporting Person named above. Item 2 and Item 4 are hereby incorporated by reference.
     (c) The Reporting Person has not made any transactions in the Shares during the last 60 days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     In connection with the Merger, on August 30, 2007, the Reporting Person and the other shareholders of Former RPS (collectively, the “Former RPS Shareholders”), entered into an escrow agreement whereby the Former RPS Shareholders placed 1.5 million Shares into an escrow fund. The Shares in the escrow fund are beneficially owned on a pro-rated basis by the Former RPS Shareholders. Pursuant to the terms of the escrow agreement and because there were no claims made against the escrow fund, 60% of the escrow shares (900,000 shares) were released from the escrow account on August 30, 2008. The remainder of the Shares in the escrow fund will be released on August 30, 2009, subject to the payment of any claims for indemnification from the escrow fund. The Former RPS Shareholders have all the rights, privileges, powers, and remedies appurtenant to and arising from their proportionate ownership

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of the Shares, including the right to vote their proportionate share of the Shares, and the right to receive all cash dividends and other distributions made on the Shares, if any.
Item 7. Material Filed as Exhibits
          There are no materials to be filed as exhibits.
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2009	/s/ Daniel M. Perlman
Daniel M. Perlman
Chairman and Chief Executive Officer